AIR LIQUIDE™



06018787

RECEIVED

SERVICE ACTIONNAIRES

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01.40.62.55.55
Fax : 01.40.62.54.65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

M. Elliot STAFFIN
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549
USA

By DHL

RE: **L'Air Liquide S.A. (SEC File No. 82-5224)**
Rule 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen:

We are submitting herewith the following information to the U.S. Securities and Exchange Commission (the "Commission") on behalf of L'Air Liquide S.A. (the "Company"), in accordance with subparagraph (1)(iii) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 2 Press releases from OCT 26th to NOV 24th
- 4 statements of stock buy-back program "in French with frame translation in English" OCT 19th, NOV 17th,
- 4 Euronext Paris Notices OCT 24th, NOV 14th

PROCESSED
NOV 2 9 2006
THOMSON FINANCIAL

Please acknowledge receipt of the enclosed materials by date stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33.1.40.62.52.63. Correspondence by fascmile may be directed to the undersigned at 33.1.40.62.54.65

Very truly yours,

L'AIR LIQUIDE S.A.

By: ____________________________ Paris, Nov 20th, 2006
Name: Bruno de La Villarmois
Title: Responsable Service Actionnaires



AIR LIQUIDE

information

FILE NO. 82-5224

Paris, 26 October 2006

Press release

CONSOLIDATED REVENUES at 30 September 2006

Strong third quarter in line with first half

Key figures *(growth on a comparable basis*)*:

- **Gas and Services revenues**

3rd quarter	**2,367 million €**	***+7.2%***
9 months	**7,188 million €**	***+6.4%***

- **Group revenues**

3rd quarter	**2,666 million €**	***+6.5%***
9 months	**8,148 million €**	***+6.1%***

** on a comparable basis: excluding currency, natural gas and the impact of the deconsolidation of liquid chemicals in the US since 2nd quarter 2005 (see appendix 1)*

Third quarter highlights:

- **Sustained Group revenues growth on a comparable basis: confirmation of first half trends** and **accelerated revenues** in Gas and Services (+7.2%)
- **Published growth (+3.9%) includes negative impact of lower natural gas price and euro appreciation versus yen and US dollar**
- **Large Industries: robust activity in customer markets** (steel, chemicals, refining) and **growth strengthened by start-ups**
- **Industrial Customers: strong growth in the Americas and Asia; more varied progress in Europe** with a competitive market environment in cylinders in France and Germany
- **Continued progress in Healthcare**: good revenue growth in **homecare** and **hygiene**; **more modest in traditional medical gases for hospitals**
- **Good performance in Electronics,** driven by customer demand.

Commenting on these figures, **Benoît Potier, Chairman and CEO of Air Liquide,** says:

"This good third quarter is in line with and confirms the continuing positive trends we have seen in the first half. Revenue growth is strong in Asia and the Americas but more varied in Europe, depending on the segments.

All our business lines are growing, with strong performance in Large Industries and Industrial Customers, good activity in Electronics and more moderate progress in Healthcare.

Based on the continuing expansion of our markets, our positions in developed economies and our growth drivers, we remain confident and maintain our target for the year of growth in comparable net earnings close to that of 2005."

1- GAS AND SERVICES

At 30 September 2006, revenues for Gas and Services amounted to **7,188 million euros**, an increase of ***+6.4%*** on a comparable basis* versus the first nine months of 2005.

In the third quarter 2006, Gas and Services revenues were **2,367 million euros**, an increase of **+7.2%** versus the third quarter 2005 on a comparable basis*.
This quarter shows solid growth, confirming first half trends, driven by good progress in the Americas and Asia and with more mixed growth in Europe.

Revenues *(million €)*	3rd quarter 2006	Change Q3 06 / 05 *(as reported)*	Change Q3 06 / 05 *(comparable*)*	30 September 2006	Change 9m 06 / 05 *(as reported)*	Change 9m 06 / 05 *(comparable*)*
Europe	1,249	*+6.9%*	*+5.4%*	3,821	*+7.7%*	*+5.6%*
Americas	640	*<0.6%>*	*+8.5%*	1,953	*+7.5%*	*+6.2%*
Asia-Pacific	434	*+5.3%*	*+10.0%*	1,283	*+6.8%*	*+8.3%*
Africa	44	*+2.1%*	*+10.0%*	131	*+8.7%*	*+10.1%*
Gas and Services	**2,367**	***+4.4%***	***+7.2%***	**7,188**	***+7.5%***	***+6.4%***
Industrial Customers	1,078	*+3.2%*	*+5.3%*	3,255	*+5.4%*	*+4.8%*
Large Industries	716	*+6.6%*	*+11.1%*	2,189	*+13.3%*	*+8.7%*
Electronics	215	*+1.4%*	*+6.6%*	653	*+1.3%*	*+7.4%*
Healthcare	358	*+5.3%*	*+5.9%*	1,091	*+6.6%*	*+6.0%*

** on a comparable basis: excluding currency, natural gas and the impact of the deconsolidation of liquid chemicals in the US since second quarter 2005 (see appendix 1)*

Except where indicated, comments below are all made with regard to changes on a comparable basis in the third quarter 2006 versus the third quarter 2005.

- **Europe**

Revenues for the third quarter 2006 were **1,249 million euros**, an increase of **+5.4%**. Growth was driven by Large Industries, Healthcare and Electronics, whilst Industrial Customers activity remained stable.

Revenues for **Industrial Customers** were steady both for the quarter and cumulatively at the end of September. The industrial environment remains difficult, particularly in the automotive and small manufacturing sectors. In this more competitive environment, we have seen a slight reduction in cylinder activity in France (volumes) and Germany (pricing). Other European countries registered good growth, particularly in Central and Eastern Europe. Liquid gas and small on-sites also improved in the zone.

As in the first half, **Large Industries** drove the growth, with strong contributions from hydrogen and air gases. Our customer markets remain positive, with high activity levels in steel and refining and good capacity utilization in chemicals. Hydrogen volumes increased significantly with continued ramp-up of our capacity, in Belgium (Antwerp) and Spain. Oxygen volumes are also growing well in Northern Europe and Italy, due to demand from our steel and refinery customers. To be noted: the start-up of an hydrogen unit in France (Lavera) at the end of September.

Healthcare revenues are driven by homecare and hygiene. Homecare activities continued to increase in France, Germany and Italy, while hygiene continues to deliver double digit growth, even if progress

was slightly slower than in the first half. Growth in sales to hospitals was more modest, where hospitals are looking to reduce costs. This cost pressure should benefit homecare activity.

Electronics saw significant growth both in the quarter and over the nine month period. This was driven by strong European fab activity and exceptional equipment and installation sales.

FILE NO. 82-5224

- **Americas**

In the third quarter 2006, revenues in the Americas zone amounted to **640 million euros**, an increase of **+8.5%,** a slight acceleration versus the first six months. Growth rates were similar in North and South America. Industrial Customers continues to deliver sustained growth, whilst Large Industries revenues rose substantially in the third quarter.

Large Industries delivered double digit growth, driven notably by the ramp-up of hydrogen contracts and the start-up at the end of July of our high capacity unit in Bayport, which is supplying our Gulf Coast network. Strong oxygen demand from our refinery, steel and chemicals clients also contributed to this performance. This growth is to be compared, however, with a slightly weaker third quarter in 2005 when some invoicing was postponed due to the hurricanes.

In the third quarter, **Industrial Customers** continued to progress in North America, driven by the energy and manufacturing sectors in the US. In Canada, growth came particularly from activities linked with the energy (fracturing) and the mining sectors. Throughout the zone, volumes of liquid gases and specialty gases were particularly strong. There was also good volume growth and firmer pricing in South America.

Electronics is developing well excluding equipment sales, which were lower versus 2005. Excluding equipment and installation, growth was double digit, with notably new client wins in carrier gases. Good levels in Balazs, our analysis laboratory serving the semi-conductor industry, should also be noted.

- **Asia-Pacific**

In the third quarter 2006, revenues in the Asian zone amounted to **434 million euros**, an increase of **+10.0%**. This growth resulted from a combination of strong presence in advanced economies such as Japan, where growth was +6%, and continued development in emerging countries including China, South Korea and South-East Asia. All business lines contributed to the growth.

Industrial Customers saw very robust growth. In Japan, the automotive, glass and plastics markets drove growth with firmer pricing and equipment sales. Liquid gas activities made good progress. The rest of Asia also contributed to growth for the zone, in particular China showed significant progress.

Electronics delivered solid revenue growth excluding equipment and installation for the quarter and over nine months. Carrier gases contributed strongly to this increase, with the start-up of two new units in the first half 2006, as well as significant demand for liquid gases in Japan. Growth of Electronics specialty gases is strong, with increasing volumes largely offsetting pricing pressures. Two new Electronics specialty gas production and analysis centers in China and Taiwan will support the development of this activity in the zone.

Large Industries saw substantial growth with three start-ups in the zone in 2006, in China and Japan. In China, South Korea and the rest of Asia, air gases and hydrogen contributed to this growth, meeting the demand from steel and chemicals clients.

- **Africa**

Africa continued to record double digit growth, driven by good Industrial Customers activity in South Africa.

2 – RELATED ACTIVITIES

Revenues *(million €)*	3rd quarter 2006	Change Q3 06 / 05 *(comparable*)*	30 September 2006	Change 9m 06 / 05 *(comparable*)*
Welding	130	***+10.0%***	404	***+7.8%***
Engineering and Construction	79	***<13.6%>***	262	***<3.1%>***
Other activities	90	***+3.7%***	294	***+7.6%***
Related activities	**299**	***+0.8%***	**960**	***+4.5%***

**on a comparable basis: excluding currency*

Welding achieved +10% growth, driven by consumables volumes, Central Europe and exports to the Middle East, as well as by the energy and utility markets.

Engineering and Construction activities continue to operate at full capacity, responding first and foremost to the Group's own needs and its investment strategy. The published decrease in external revenues masks the high activity levels dedicated to internal needs.

Financial calendar 2006-2007

2006 FY revenues	Thursday 25 January 2007
2006 FY results	Tuesday 27 February 2007
Q1 2007 revenues	Wednesday 25 April 2007
Annual Shareholders' Meeting	Wednesday 9 May 2007

****

*Present in 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has almost 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Revenues in 2005 totalled 10,435 million euros, with revenues outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact :

Investor Relations
Robert Shaw ☎ ***+ 33 (0)1 40 62 55 19***
Aude Rodriguez ☎ ***+ 33 (0)1 40 62 55 19***

Corporate Communication
Dominique Maire ☎ ***+ 33 (0)1 40 62 53 56***
Corinne Estrade ☎ ***+ 33 (0)1 40 62 51 31***

www.airliquide.com

In addition to the comparison of published figures, financial information is given excluding currency, the impact of fluctuations in natural gas price and, for the first nine months, the deconsolidation of liquid chemicals for Electronics in the US undertaken in the second quarter of 2005.

Since industrial and medical gases are very rarely exported, the impact of currency fluctuations on revenues and results is limited to the accounting consolidation in euros of the financial statements of our foreign subsidiaries. Fluctuations in natural gas prices are passed on to our customers through indexed pricing clauses.

Consolidated revenues take the following elements into account:

	Revenues (million €)	Change *(as reported)*	Currency	Natural gas	Perimeter	Change on a comparable basis*
Group						
3rd quarter 2006	**2,666**	+ *3.9%*	- 45	- 21	0	**+ *6.5 %***
At 30 September 2006	**8,148**	+ *7.1%*	+ 41	+ 61	- 27	**+ *6.1%***

Gas and Services						
3rd quarter 2006	**2,367**	+ *4.4%*	- 43	- 21	0	***+7.2%***
At 30 September 2006	**7,188**	+ *7.5%*	+ 41	+ 61	- 27	**+ *6.4%***

** on a comparable basis: excluding currency, natural gas and the impact of the deconsolidation of liquid chemicals in the US since 2nd quarter 2005*

- In the third quarter 2006, the currency effect linked with the conversion of the financial statements of our subsidiaries into euros represents -45 million euros, an impact of -1.7% on growth for the Group. The inversion of the currency effect stems mainly from appreciation of the euro, particularly against the yen and the US dollar.
  At 30 September, the currency effect remained positive at +41 million euros, an impact of +0.5% on Group revenues.

- The price of natural gas fell sharply in the US and Europe in the third quarter. In total, the variation in natural gas prices in the third quarter 2006 represents an impact of -21 million euros, or -0.9% on Group revenues.
  At 30 September, the impact of natural gas remained positive at +61 million euros, an impact of +0.8% on Group revenues.
- There is no perimeter effect in the third quarter 2006. At 30 September, the effect (linked with the fact that the Group has, since the 2nd quarter 2005, no longer consolidated chemical activities for Electronics in the US) amounted to -27 million euros, or an impact of -0.3% on Group revenues.

FILE NO. 82-5224

Revenue by business

Million €

	2005		2006	
	3rd Quarter	Total 9 Months	3rd Quarter	Total 9 Months
GAS & SERVICES	**2,267.2**	**6,688.4**	**2,366.8**	**7,187.8**
Industrial Customers	*1,044.0*	*3,088.0*	*1 077,9*	*3,255.1*
Large Industries	*671.0*	*1,932.1*	*715.9*	*2,188.7*
Electronics	*212.4*	*644.1*	*215.2*	*652.6*
Healthcare	*339.8*	*1,024.2*	*357.8*	*1,091.4*
AL WELDING	**117.9**	**375.0**	**129.6**	**404.1**
OTHER ACTIVITIES	**88.2**	**273.0**	**90.4**	**294.2**
Chemicals	*54.2*	*160.0*	*53.3*	*175.4*
Sundry	*33.2*	*109.5*	*36.4*	*116.9*
Holding	*0.8*	*3.5*	*0.7*	*1.9*
ENGINEERING/CONSTRUCTION	**93.0**	**271.3**	**78.8**	**262.3**
TOTAL	**2,566.3**	**7,607.7**	**2,665.6**	**8,148.4**

Revenue by region

Million €

2006: Total 9 Months	France	Europe *Excl. France*	Americas	Asia Pacific	Africa	TOTAL
GAS & SERVICES	**1,322.3**	**2,498.8**	**1,952.5**	**1,282.7**	**131.5**	**7,187.8**
AL WELDING	**129.4**	**274.7**				**404.1**
OTHER ACTIVITIES	**202.6**	**32.9**	**53.7**	**5.0**		**294.2**
Sub/total excluding Eng/Construc.	**1,654.3**	**2,806.4**	**2,006.2**	**1,287.7**	**131.5**	**7,886.1**
ENGINEERING/CONSTRUCTION	**62.2**	**50.3**	**36.5**	**100.1**	**13.2**	**262.3**
TOTAL	**1,716.5**	**2,856.7**	**2,042.7**	**1,387.8**	**144.7**	**8,148.4**

2005: Total 9 Months	France	Europe *Excl. France*	Americas	Asia Pacific	Africa	TOTAL
GAS & SERVICES	**1,257.5**	**2,292.1**	**1,817.0**	**1,200.9**	**120.9**	**6,688.4**
AL WELDING	**123.5**	**251.5**				**375.0**
OTHER ACTIVITIES	**188.0**	**34.7**	**44.6**	**5.7**		**273.0**
Sub/total excluding Eng/Construc.	**1,569.0**	**2,578.3**	**1,861.6**	**1,206.6**	**120.9**	**7,336.4**
ENGINEERING/CONSTRUCTION	**95.9**	**25.5**	**43.9**	**86.8**	**19.2**	**271.3**
TOTAL	**1,664.9**	**2,603.8**	**1,905.5**	**1,293.4**	**140.1**	**7,607.7**


AIR LIQUIDE

information



Copyright Feichtinger Architectes

Paris, 14 November 2006

Press release

A new civil engineering structure between France and Germany

A natural boundary between France and Germany, the Rhine separates Alsace from Bade-Wurtemberg. Considerable traffic flows in both directions every day, with more than 50,000 people crossing from one side of the river to the other. **A pedestrian footbridge, a true architectural challenge, has just been completed** between the town of **Huningue** (in France, between Mulhouse and Basle) and **Weil-am-Rhein** (in Germany).

This footbridge has **the longest free span in the world – 230 metres** between supports –, and is comprised of a five-meter wide metal deck rising 25 metres above the river, and a steel structure in the shape of an asymmetrically cross-sectioned arc, symbolising the links between the two countries. The whole metal structure weighs a total of 1,000 metric tons. It will be opened to the public on 31st December 2006.

Built by the German company Max-Bögl, **this footbridge was assembled using Air Liquide Welding processes and products, via its German subsidiary, Oerlikon GmbH**, thanks to a close collaboration between the Air Liquide Welding and Max-Bögl teams.

Jean-Claude Buono, Senior Executive Vice-President of the Air Liquide Group and Chairman and CEO of Air Liquide Welding, stated: ***"Air Liquide Welding is pleased to have participated in the construction of this structure, thanks to the proven know-how of its teams, who have already contributed to civil engineering structures such as the bridge between Rion and Antirion in Greece and the Viaduc de Millau in France. ».***

The Air Liquide Welding group with 3000 employees all around the world is a leading player in the development of welding-cutting technologies, offering the most complete range of related equipment, consumables and services on the market, through brands like Oerlikon, SAF FRO,... With its Technical Center for Welding Applications (CTAS), acknowledged as the largest private welding research center in the world, Air Liquide Welding pursues continuous innovation, constantly striving to improve the performance and productivity of its clients, and the safety and comfort of operators.

****

*Present in 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development,** help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication
Dominique Maire ☎ + 33 (0)1 40 62 53 56
Corinne Estrade-Bordry ☎ + 33 (0)1 40 62 51 31

www.airliquide.com

FILE NO. 82-5224



AIR LIQUIDE

information

FILE NO. 82-5224

Paris, 19 October 2006

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 11 October and 19 October 2006

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
11 October	4 000	159.97 €	639 899 €
13 October	10 000	162.62 €	1 626 223 €
16 October	3 500	162.49 €	568 700 €
17 October	15 000	162.12 €	2 431 778 €
18 October	5 000	162.84 €	814 182€
19 October	7 000	163.78 €	1 146 450 €
Period total	**44 500**	**162.41 €**	**7 227 232 €**

FILE NO. 82-5224

*Present in more than 70 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development,** help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services		*Investor Relations*	
Philippe de Saint-Ours	***☎ + 33 (0)1 40 62 53 09***	***Robert Shaw***	***☎ + 33 (0)1 40 62 51 53***

www.airliquide.com



AIR LIQUIDE

information

FILE NO. 82-5224

RECEIVED

2006 NOV 27 P 12:27

Paris, 30 October 2006

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 20 October and 27 October 2006

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
20 October	12 000	163.08 €	1 956 941 €
23 October	3 000	163.97 €	491 901 €
24 October	9 000	164.09 €	1 476 828 €
26 October	10 000	169.30 €	1 693 040 €
27 October	18 000	167.02 €	3 006 360 €
Period total	**52 000**	**165.87 €**	**8 625 070 €**

FILE NO. 82-5224

*Present in more than 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development,** help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services		*Investor Relations*	
Philippe de Saint-Ours	***+ 33 (0)1 40 62 53 09***	***Robert Shaw***	***+ 33 (0)1 40 62 51 53***

www.airliquide.com

Paris, 09 November 2006

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 30 October and 09 November 2006

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
30 October	10 000	165.28 €	1 652 766 €
31 October	5 000	167.38 €	836 917 €
01 November	5 000	168.83 €	844 161 €
02 November	20 000	167.71 €	3 354 186 €
03 November	10 000	168.61 €	1 686 110 €
06 November	10 000	172.66 €	1 726 640 €
Period total	**60 000**	**168.35 €**	**10 100 780 €**

*Present in more than 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development,** help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Philippe de Saint-Ours ☎ *+ 33 (0)1 40 62 53 09*

Investor Relations
Robert Shaw ☎ *+ 33 (0)1 40 62 51 53*

www.airliquide.com

FILE NO. 82-5224

AIR LIQUIDE

information

FILE NO. 82-5224

Paris, 17 November 2006

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 10 November and 17 November 2006

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
10 November	20 000	173.09 €	3 461 800 €
13 November	1 500	173.83 €	260 750 €
14 November	8 000	172.90 €	1 383 190 €
17 November	20 500	174.68 €	3 580 971 €
Period total	**50 000**	**173.73 €**	**8 686 711 €**

*Present in more than 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development,** help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Philippe de Saint-Ours ☎ ***+ 33 (0)1 40 62 53 09***

Investor Relations
Robert Shaw ☎ ***+ 33 (0)1 40 62 51 53***

www.airliquide.com

FILE NO. 82-5224

FILE NO. 82-5224

Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

AIR LIQUIDE(L')

Place	Paris	Date	14/11/2006
N° Avis	PAR_20061114_5311_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 24955 actions nouvelles émises par AIR LIQUIDE(L'), immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 16/11/2006.

Ancien nombre de titres en circulation:	120626722
Nombre de titres à admettre:	24955
Nouveau nombre de titres en circulation:	120651677
Origine:	levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

AIR LIQUIDE(L')

Location	Paris	Date	14/11/2006
Notice	PAR_20061114_5311_EUR	Market	Eurolist by Euronext

FILE NO. 82-5224

Increase of the number of outstanding shares

24955 new shares issued by AIR LIQUIDE(L'), immediatly assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 16/11/2006:

Old number of outstanding shares:	120626722
Number of shares to be listed:	24955
New number of outstanding shares:	120651677
Reason:	exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

FILE NO. 82-5224

FILE NO. 82-5224

Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

AIR LIQUIDE(L')

Place	Paris	Date	06/11/2006
N° Avis	PAR_20061106_5222_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 7725 actions nouvelles émises par AIR LIQUIDE(L'), immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 08/11/2006.

Ancien nombre de titres en circulation:	120618997
Nombre de titres à admettre:	7725
Nouveau nombre de titres en circulation:	120626722
Origine:	levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI	Code national:	

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

AIR LIQUIDE(L')

Location	Paris	Date	06/11/2006
Notice	PAR_20061106_5222_EUR	Market	Eurolist by Euronext

FILE NO. 82-5224

Increase of the number of outstanding shares

7725 new shares issued by AIR LIQUIDE(L'), immediatly assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 08/11/2006:

Old number of outstanding shares:	120618997
Number of shares to be listed:	7725
New number of outstanding shares:	120626722
Reason:	exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI	National code:	

****

FILE NO. 82-5224

FILE NO. 82-5224

FILE NO. 82-5224

Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

AIR LIQUIDE(L')

Réctificatif à l'avis n°PAR_20061030_5163 du 31/10/2006

Place	Paris	Date	31/10/2006
N° Avis	PAR_20061031_5191_EUR	Marché	Eurolist by Euronext

Il faut lire :

Euronext fait connaître que 24 674 actions nouvelles émises par AIR LIQUIDE (L'), immédiatement assimilables aux actions anciennes, seront admises sur Eurolist à partir du **01/11/2006.**

Code ISIN : FR0000120073

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

AIR LIQUIDE(L')

Correction to the notice n°PAR_20061030_5163 dated of 31/10/2006

Location	Paris	Date	31/10/2006
Notice	PAR_20061031_5191_EUR	Market	Eurolist by Euronext

Read :

24 674 new shares issued by AIR LIQUIDE (L'), immediatly assimilated with the existing shares, will be listed on the market Eurolist bu Euronext as of **01/11//2006.**

Code ISIN : FR0000120073

****

FILE NO. 82-5224

FILE NO. 82-5224

Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

AIR LIQUIDE(L')

Place	Paris	Date	24/10/2006
N° Avis	PAR_20061024_5098_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 6190 actions nouvelles émises par AIR LIQUIDE(L'), immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 26/10/2006.

Ancien nombre de titres en circulation:	120588133
Nombre de titres à admettre:	6190
Nouveau nombre de titres en circulation:	120594323
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

FILE NO. 82-5224

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

AIR LIQUIDE(L')

Location	Paris	Date	24/10/2006
Notice	PAR_20061024_5098_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

6190 new shares issued by AIR LIQUIDE(L'), immediatly assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 26/10/2006:

Old number of outstanding shares:	120588133
Number of shares to be listed:	6190
New number of outstanding shares:	120594323
Reason:	exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****